Exhibit 23.2
                                                                    ------------

                          Independent Auditors' Consent

The Board of Directors
Air Methods Corporation:

We consent to the incorporation by reference in the registration statement on Form S-8 relating to the Air Methods Corporation 401(K) Plan, of our reports dated March 12, 2003, with respect to the consolidated balance sheets of Air Methods Corporation as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002, and related consolidated financial statement schedule II, which reports appear in the 2002 annual report on Form 10-K of Air Methods Corporation.

Our reports refer to a change in accounting for goodwill and other intangible assets.

/s/ KPMG, LLP

KPMG LLP

Denver, Colorado
September 4, 2003


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